November 6, 2009

Mail Stop 4720

By U.S. Mail and facsimile to (202) 362-2902

Tim Carter
President and Chief Executive Officer
OmniAmerican Bancorp, Inc
1320 S. University Drive, Suite 900
Fort Worth, TX 76107

> **Re: OmniAmerican Bancorp, Inc**
> **Registration Statement on Form S-1**
> **Amendment No. 1**
> **Filed October 30, 2009**
> **File No. 333-161894**

Dear Mr. Carter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pro Forma Data, page 47

1.   We note your revisions with respect to comment 8 of our letter dated October 9, 2009. Please expand your disclosure in footnote (5) revisions to include the actual calculations used to determine the number of shares outstanding for pro forma net income (loss) per share calculations. For instance, quantify the number of ESOP shares that have not been committed for release during the period and explain how that number was determined at different points in the offering range presented.

Business of OmniAmerican Bank, page 79

Allowance for Loan Losses, page 98

2.   We note your response to comment 9 of our letter dated October 9, 2009, and your updated disclosures which appear to address the first two bullet points of our comment. However, we could only find limited disclosure which appears to address the third bullet point of our comment. Please revise to quantify the amount of collateral underlying your non-performing and impaired loans as of December 31, 2009 and June 30, 2009, and with respect to your significant non-homogenous loan balances please revise to explain how the fair value of the underlying collateral was determined (e.g. whether and how frequently a third party appraisal was obtained, whether your recorded and adjustments to the appraisals received, or whether other processes were used in the absence of an appraisal) and used in determining the specific component of your allowance for loan losses as of the end of the periods presented.

3.   We further note in your updated disclosures beginning on page 98 a listing of the factors you consider in evaluating your allowance for loan losses in addition to a listing of the qualitative factors you consider in determining the general component of the allowance for loan losses which follows. For any significant changes in the amount of your allowance for loan losses for the periods presented, please revise to provide enhanced quantitative and qualitative disclosures that bridge the gap between your observed changes in these factors, the consideration given to factors that significantly impacted your allowance, and the resulting amounts of specific and general allowance recorded at each period end.

Financial Statements

4.   Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Exhibit 23

5.   Please provide a current consent of the independent accountant in future amendments.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper 202-551- 3396 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director
Financial Services Group

cc: Eric Luse, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, NW   Suite 780
        Washington, DC 20015